January 7, 2014

Via EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re:	KongZhong Corporation
Annual Report on Form 20-F for the Fiscal Year
ended December 31, 2012 filed on April 16, 2013

Dear Mr. Spirgel:

This letter is in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 20, 2013, relating to the Annual Report on Form 20-F of KongZhong Corporation (the “Company”) for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”), which was filed with the Commission on April 16, 2013.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the comments are set forth below. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2012 Form 20-F. The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

1.	We note your response to comment 1 and how you aggregate the value of virtual currency for all players, based on the homogeneous activity of the Internet Game players. Please tell us the following:

•	Your basis for concluding that your pool of gamers in your multi-player environment is relatively homogeneous.

•	Your consideration of a current sales transaction involving free or discounted goods or services that are redeemable by the customer as of a future date without a further exchange transaction as a multiple element arrangement under ASC 605-25.

Response

The Company respectfully advises the Staff that the Company’s pool of paid game players is considered relatively homogeneous as each player behaves similarly to others. In particular, all of the players: (1) are playing at the same game platform and are able to access all multiple game modes; (2) purchase in-game items in order to enhance their game playing experiences; (3) will not be able to distinguish between paid for and free virtual currencies at the time of consumption of virtual currencies as all virtual currencies are treated the same and assigned an equal value for consumption purposes; (4) typically convert the virtual currency into virtual goods at the same conversion rate at the same time; and (5) typically exchange virtual currency for in-game items shortly after purchasing or receiving virtual currency.

As the Company does not distinguish on an individual basis between the virtual currency purchased by players at various prices or those issued to players for free, and as player activity is relatively homogeneous as noted above, the Company calculates the unit value of virtual currency on an aggregated basis. Given that free virtual currency units represented less than 5% of total virtual currency units (including the units purchased by the players and the free virtual currency units granted by the Company to players in conjunction with their purchases) in each of 2011, 2012 and 2013, and the turnover of virtual currency units is relatively high (i.e., in-game items are purchased shortly after obtaining virtual currency), the Company believes the use of this method is an acceptable accounting convention and will not result in a material difference from the unit value of virtual currency calculated on a per player basis.

As noted in our prior response, pursuant to ASC 605-50-45-3, a “free item is a deliverable in the exchange transaction.” In consideration of ASC 605-25, we further note that the free virtual currency units are issued to the players in conjunction with the purchase of virtual currency units; therefore, the “discount” or ability to obtain free in-game items would be allocated to all elements of the arrangement (i.e., all virtual currency items that will be converted into in-game items in the arrangement), thereby lowering the price per unit in a given transaction. Obtaining virtual currency in a single exchange transaction, where such virtual currency is effectively purchased at a discount due to the inclusion of free virtual currency, is in substance the prepayment of in-game items at a discount, similar to purchasing gift cards at a discount. Accordingly, revenue associated with the virtual currency (whether purchased or received for free) is allocated to the purchase of all in-game items for revenue recognition purposes. In addition, when free virtual currency units are issued to a player separately from the purchase of virtual currency units by that player, the original arrangement with the player is considered modified for the free virtual currency. Accordingly, the free virtual currency is likewise combined with any outstanding virtual currency purchased in prior transactions to account for the discount or ability to obtain free in-game items, and all revenue associated with the virtual currency (whether purchased or received for free) is allocated to the purchase of all in-game items for revenue recognition purposes.

2.	We note your response to comment 2. In concluding that the estimated life of permanent in-game items is based on the estimated average lives of game players, tell us how you considered the following in determining the estimated average lives of such game players:

•	Whether the virtual good or the gamer’s overall gaming experience is the deliverable in the arrangement. In this regard, we note your disclosure elsewhere in the filing that the basic functions of a game are free of charge, and players are charged for purchases of in-game items, which can enhance the game-playing experience.

•	How you are able to rely primarily on log-on data of the relevant Internet games to determine the estimated average lives of paying game players. In this regard, we note your statement on page 12, that given the relatively short operating history of your item-based games, your estimate of the period that players typically play our games may not accurately reflect the actual useful lives of the items.

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•	If in fact after six months, gamers stop purchasing or exchanging virtual goods and utilizing virtual currency. Tell us in detail the nature of the additional data that you retain and collect to analyze your paying players’ behavior data to support your conclusion.

•	Whether gamers are permitted to trade and transfer virtual goods or currency between one another, which could make the virtual goods’ and gamer’s life indeterminable.

Response

The Company respectfully advises the Staff that virtual goods, which are purchased by the players using virtual currency units, are the deliverable in the arrangement. As the overall gaming experience with basic functionality is provided free of charge, this is not considered the deliverable for revenue recognition purposes. Accordingly, revenue is allocated to the in-game items and recognized over the period of benefit associated with each in-game item.

The Company also notes that, as of the date of this letter, virtual goods (including permanent in-game items) and virtual currencies may not be traded or transferred between players’ accounts. As such, the permanent in-game items only have value in the specific player’s account (and represent a deliverable in the arrangement) to the extent the player continues to play the game. Based on the foregoing, the Company believes that the estimated average life of paying players represents an appropriate estimate of the period of benefit for permanent in-game items. The estimated life of paying players is measured based on the actual playing period for paying players utilizing primarily log-on data from the players’ accounts.

Other key assumptions and estimates used to determine the estimated life of permanent in-game items include various other factors such as acceptance and popularity of the game, game updates and other in-game items, promotional events launched, future operating strategies and market conditions. The estimate of the average lives of paying players is derived by combining all of these factors into the relevant analysis and represents the Company’s best estimate of the period of benefit for permanent in-game items.

The Company calculates the actual playing periods of its players based on historical log-on patterns of all of its players over years of game operations starting from the launch of the games. The Company has been operating item-based games since 2011, and has been collecting and analyzing the relevant data relating to such games since that time. At least annually, the Company reviews the actual average playing periods for all active games and evaluates other various factors (as set forth above) to assess if the estimated life of permanent in-game items remains reasonable. The Company will continue to collect operating data, and refine its estimation process and results accordingly. Based on the log-on data gathered and other factors considered as described above, the Company believes its estimate of the period of benefit associated with permanent in-game items is appropriate and reliably determinable. In addition, historically, revenue derived from the sales of permanent life in-game items has generally been under 5% of the Company’s Internet games revenue, and the vast majority of the Company’s Internet games revenue has been derived from the sales of one-time use items and limited life items. Consequently, the Company does not consider the current estimate of the life of permanent in-game items to have a significant accounting impact on its Internet games revenue.

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The Company also respectfully advises the Staff that the Company collects and retains all paying players’ data while such players play the game and continues to monitor players’ accounts after activity has ceased. When players stop purchasing and utilizing virtual currency, there is no additional transaction data that the Company could further collect for the purpose of estimating the playing period of the paying players, but the Company continues to monitor the relevant players’ accounts to determine if there is any further activity that may otherwise impact the analysis of paying players’ behavior - that is, the Company continues to monitor any log-on data and any subsequent activity for inactive players to substantiate that the estimated average paying player life of six months continues to be appropriate.

* * * * * * * *

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In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time. Please feel free to contact William Chua of Sullivan & Cromwell (tel: (+852) 2826-8632; fax: (+852) 2826-1773; e-mail: chuaw@sullcrom.com), or the undersigned by telephone at (+86-10) 8857-6000 (ext. 6388) or by e-mail at jaychang@kongzhong.com, with any questions you may have.

Sincerely,

/s/ Jay Chang
Jay Chang
Chief Financial Officer

cc:	Ms. Kathryn Jacobson
Mr. Dean Suehiro
Mr. Greg Dundas
(Securities and Exchange Commission)

Mr. Leilei Wang, Chief Executive Officer
(KongZhong Corporation)

Mr. Deric Chiu
(Deloitte Touche Tohmatsu Certified Public Accountants LLP)

William Y. Chua, Esq.
Yeqing Zheng, Esq.
Cheng Guo, Esq.
(Sullivan & Cromwell)

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